Exhibit 99.1

MODERN SLAVERY ACT REPORT 2024

Ero Copper Corp. (“Ero,” “the Company,” “we,” or “our”) is pleased to issue our 2024 Modern Slavery Act Report (the “Report”), which reaffirms our commitment to managing modern slavery risks and discusses the steps we took in 2024 to advance this commitment. Modern slavery is a broad term used to describe various forms of exploitation, including forced labour, child labour, forced marriage, and human trafficking. Conditions of modern slavery are often established and maintained through violence, deceit, manipulation, and abuses of power. Modern slavery in all its forms violates universal principles of human rights. In accordance with our commitments, we prioritize the dignity, well - being, and rights of our employees, local communities, and all stakeholders affected by our business activities. We have a zero - tolerance policy for human rights abuses, whether in our operations, with our business partners, or throughout our supply chain, and we unequivocally reject all forms of modern slavery. Ero Copper – Modern Slavery Act Report 2024 2

STRUCTURE AND BUSINESS Ero is a growing producer of copper and gold, with operations and projects in Brazil and headquarters in Vancouver, British Columbia. Ero Copper Corp. was incorporated under the Business Corporations Act (British Columbia) (“BCABC”) on May 16, 2016, and is listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ERO.” Our principal assets include a 99.6% interest in the Brazilian copper mining company Mineração Caraíba S.A., 100% owner of the Caraíba Operations, which are located in the Curaçá Valley, Bahia State, Brazil, and the Tucumã Operation, an open - pit copper mine located in Pará State, Brazil. We also own 97.6% of NX Gold S.A., which owns the Xavantina Operations, an operating gold and silver mine located in Mato Grosso State, Brazil. In July 2024, Ero signed a definitive earn - in agreement with Salobo Metais S.A., a subsidiary of Vale Base Metals Limited, wherein Ero has a right to earn a 60% interest in the Furnas Copper - Gold Project, located in the Carajás Mineral Province in Pará State, Brazil. Ero is a participant to the United Nations Global Compact. Ero’s Brazilian subsidiary, Ero Brasil, is a member of the Mining Association of Brasil (IBRAM). As of December 31, 2024, our workforce comprised approximately 3,690 employees and 3,790 contractors, the vast majority of which are based in Brazil. Our supply chain activities are also concentrated in Brazil, with only a small portion of goods and services procured internationally. Caraíba Production Bahia State Ero Copper – Modern Slavery Act Report 2024 3 Xavantina Production Mato Grosso State Furnas 1 Advanced Stage Pará State Tucumã New Production Pará State Corporate Offices Belo Horizonte São Paulo For a summary of Ero Copper’s structure, including the governing law of each subsidiary, please see the Appendix. 1 For more information on the Company’s plans to earn a 60% interest in the Furnas Copper - Gold Project, please see its press releases dated October 30, 2023, and July 22, 2024.

Ero Copper – Modern Slavery Act Report 2024 4 POLICIES AND GOVERNANCE Ero and its subsidiaries strictly maintain a zero - tolerance stance on human rights abuses, explicitly prohibiting all forms of modern slavery across every facet of our operations – from our internal practices and employee relations to our dealings with business partners and suppliers. We manage risks associated with modern slavery and other human rights violations through a comprehensive governance framework that demands strict adherence to specified legal and ethical standards. To ensure effective implementation of this framework, our legal and procurement teams collaborate to assess and address potential risks of modern slavery in our supply chain. Similarly, our legal and human resources teams work closely together to manage these risks within our workforce. In Ero’s ongoing commitment to mitigate the risks of modern slavery, we have implemented several additional safeguards. These include maintaining an anonymous grievance hotline, which enables the reporting of concerns related to Ero’s business practices. We also leverage advanced data analytics to continuously monitor our suppliers and business partners and have implemented enhanced due diligence procedures for evaluating suppliers with which we may seek to engage. Corporate Policies Ero’s corporate policies reinforce our commitment to upholding and safeguarding human rights, including the prevention of modern slavery within our business activities and supply chain. We expect that our leaders, employees, and supply chain partners adhere to our policies. • Our Code of Business Conduct and Ethics defines the standards of business conduct expected of all directors, officers, employees, contractors, and third parties associated with Ero and its subsidiaries. This policy establishes our expectation of honest and ethical behaviour and business practices, including compliance with applicable laws and regulations. • Our commitment to respecting and safeguarding human rights is further outlined by our Global Human Rights Policy , which applies to employees, contractors, and suppliers associated with Ero and its subsidiaries. The policy prohibits Ero and its suppliers from engaging in any form of modern slavery. • Our Supplier Code of Conduct establishes the standards of conduct expected of every supplier that provides goods or services to Ero and its subsidiaries. Ero’s Supplier Code of Conduct specifically prohibits suppliers from engaging in any form of modern slavery. • Our Health and Safety Policy outlines our commitment to protecting the health and safety of our employees and third parties, including suppliers, contractors, and consultants. This policy describes the tools, training, and workplace conditions expected to foster a culture of safety across our operations and development projects. • Our Corporate Social Responsibility Policy aims to communicate and advance our goals of fostering sustainable operations in a manner that is respectful of the communities in which we live and work .

Ero Copper – Modern Slavery Act Report 2024 5 Modern Slavery Prevention Framework Ero’s Modern Slavery Prevention Framework (“Framework”) defines the Company’s approach to identifying, mitigating, and remediating risks related to modern slavery. This Framework seeks to align with international best practices and supports Ero’s adherence to Brazilian legislation, where applicable. Ero’s Modern Slavery Prevention Framework REPORTING MONITORING AND EFFECTIVENESS TRAINING AND ENGAGEMENT STANDARDS AND PROCESSES POLICIES AND GOVERNANCE We provide our stakeholders with transparent, accurate information. We evaluate our performance and work to be better each day. We give our people the tools and knowledge they need to identify and prevent modern slavery. We establish standard practices and controls that reinforce our human rights commitments. We implement policies and governance mechanisms that provide clear direction and oversight. Our Framework establishes clear standards, tools, and actions to operationalize our policy commitments. As we continue implementing this Framework, we remain focused on reviewing its effectiveness, identifying areas for improvement, and refining the tools and processes that support its application. In 2025, we will work closely with site teams to assess implementation progress, address gaps, and enhance our approach. We are committed to continuously strengthening this Framework across our operations and supply chain, ensuring it evolves in line with best practices and emerging risks. DUE DILIGENCE AND RISK MANAGEMENT PRACTICES Continuous improvement is central to Ero’s operating philosophy and underpins our approach to preventing modern slavery. Across all phases of mine exploration, development, operation, and closure, we proactively identify risks and continuously enhance our governance, procedures, and controls. We are committed to evolving our practices in line with industry standards, both within our operations and across our supply chain engagements. We work with a range of third - party suppliers, contractors, and consultants who provide the materials, equipment, expertise, and services we need to operate safely and responsibly. Our supply chain includes: • Electricity, fuel, and consumables for mining activities • Logistics and transportation for material movement • Mining and mineral processing equipment, including haul trucks, hoists, and mills • Drilling and geological services for mineral exploration • Engineering, technical, and administrative support services • Workforce support services and benefits, including on - site meals and cleaning services

Ero Copper – Modern Slavery Act Report 2024 6 In Brazil, modern slavery risks are most prevalent in the domestic work sector, the agricultural sector, coal production, and civil construction. 1 To combat modern slavery, Brazil has established anti - modern slavery legislation and maintains a publicly available “Dirty List,” which identifies individuals and companies with known violations of child labour and forced labour laws. Ero uses Neoway, a third - party database tool, to access and analyze information contained in Brazil’s Dirty List and other publicly available information as detailed on page 5 of this Report. Ero procures a diverse range of goods and services in Brazil, including labour and equipment for projects and operations, machinery and industrial parts, fuel, and workforce services such as accommodations, meals, and health care . However, Ero does not source mined materials, including ore or processed metals, from third parties . Modern Slavery Due Diligence In 2024, Ero reviewed the frequency and depth of our due diligence procedures as part of the commitment outlined in our 2023 Modern Slavery Act Report. This review found opportunities to strengthen the consistency of modern slavery risk assessments when engaging with third parties. In response, we revised our Integrated Due Diligence (“IDD”) Procedure to provide clearer guidance for teams conducting due diligence assessments and delivering actionable recommendations to management through third - party assessment reports. Strengthening our IDD Procedure further reinforces the implementation of our Modern Slavery Prevention Framework. Supply Chain Due Diligence Ero’s IDD Procedure provides a multi - step process for assessing modern slavery and responsible business conduct risks when engaging with third parties. As a proactive risk management and due diligence tool, the IDD Procedure applies to all new third - party suppliers and service providers before contracts are established. In 2024, we expanded its application by retroactively assessing suppliers and service providers with existing contracts. Additionally, we updated the IDD Procedure to include regular reviews of existing contracts, with the frequency of assessments based on identified risk levels. By applying the IDD Procedure, we seek to identify potential risks related to business conduct, ethics, legal compliance, environmental standards, and modern slavery. Once a supplier is identified for potential engagement, we conduct an initial due diligence screening using Neoway, an online database with access to public records in Brazil, including reports, complaints, or investigations related to modern slavery by media and government agencies. If a supplier is flagged for potential risks during this initial screening, it undergoes additional due diligence assessments in accordance with our IDD Procedure . These assessments consider : • The nature of goods and services provided • The financial materiality of contracts • The geographic location of third - party operations 1 Ministry of Labour and Employment, Government of Brazil, April 5, 2024

Ero Copper – Modern Slavery Act Report 2024 7 Depending on the risk level identified, additional steps within the IDD Procedure may include: • Detailed desktop research performed by Ero or specialized consultants • Modern slavery questionnaires sent to suppliers • Document reviews and facility inspections • Direct engagement with suppliers to evaluate their management approach Through this process, Ero identifies and assesses modern slavery risks within our supply chain and implements appropriate mitigation measures. These may include establishing specific contractual terms, instituting regular monitoring, or declining to engage with high - risk third parties. If an existing supplier fails to meet our modern slavery commitments and policies, we may take remedial actions, including enhanced oversight or termination of agreements when necessary. In 2024, we did not identify significant risks related to modern slavery within Ero’s supply chain, including among major third - party contractors. In line with our IDD Procedure, we have requested completion of detailed modern slavery questionnaires from select third parties, including our top 20 suppliers by annual spend, to assess their policies and practices related to modern slavery. Additionally, we conducted an on - site inspection of a contractor’s operations, evaluating, among other factors, potential modern slavery risks. While no concerns were identified, this pilot program provided valuable insights as we seek to continuously improve our risk identification and mitigations efforts. Management of Risks Within Our Operations and Activities Ero directly employs over 3,690 people globally, including over 3,660 people in Brazil. In addition to our employees, third - party contractors work within the boundaries of our operations alongside employees. In 2024, we reviewed our human resources controls related to age verification and recruitment practices. Across our operations, we confirmed that our hiring teams and on - site contractors work with recruitment agencies that adhere to good practices and do not charge candidates recruitment fees. While no instances of child labour or forced labour were identified, we are pursuing opportunities to improve data management processes and controls for employee onboarding and record keeping. GRIEVANCE MECHANISM In Brazil, Ero maintains a grievance mechanism via our ethics hotline, which can be accessed anonymously by phone or online. The hotline receives complaints and grievances from employees, contractors, and community members. Grievances are also submitted directly to site community engagement teams and site managers via formal and informal communication with stakeholders near our projects and operations. Grievances can also be submitted in accordance with the Company’s global Code of Business Conduct and Ethics. Upon receiving a grievance, Ero works to review and respond to matters raised, as appropriate. An accessible and responsive grievance mechanism is an important tool within Ero’s Modern Slavery Prevention Framework and supports our ability to assess the effectiveness of our due diligence and risk management processes.

Ero Copper – Modern Slavery Act Report 2024 8 In 2024, an internal review found that the grievance mechanism functions effectively. Ero remains committed to engaging with local communities by using methods with which community members are comfortable. Ero will continue to review the effectiveness of grievance mechanisms to continuously improve risk identification and appropriate mitigation. TRAINING Providing our teams with the right tools and knowledge is a fundamental part of our operating philosophy and Modern Slavery Prevention Framework. In our 2023 Modern Slavery Act Report, we committed to developing workforce training and raising awareness of modern slavery risks. In 2024, Ero introduced a virtual human rights and modern slavery training program for corporate employees, as well as all managers and teams in human resources, procurement, and legal in Brazil. Ero’s human rights and modern slavery training program provides interactive information on: • Key human rights concepts and principles in Canadian, Brazilian, and international law • Human rights risks specific to the mining industry and Brazil • Identifying human rights and modern slavery risks, including both forced and child labour, within our operations and supply chain • How our workforce can report modern slavery concerns to management or through anonymous reporting mechanisms The training program consists of three modules, available in English and Portuguese, with a total completion time of approximately 45 minutes . Each module concludes with a test, and participants must receive a passing grade of 80 % to successfully complete each module . In 2024, the training became mandatory for specific employee groups, and in 2025, it will become mandatory for all employees. In Brazil, over 300 employees (98% of those eligible) completed the program in 2024. Moving forward, we will work to expand this training across our workforce. EFFECTIVENESS AND TRACKING PROGRESS Ero’s Executive Committee and Leadership Team oversee modern slavery prevention practices and work with specialized teams across the Company to assess and enhance their effectiveness. In 2024, we reviewed our modern slavery due diligence processes and our internal human resources controls. This assessment led to improvements to the IDD Procedure and the development of Ero’s Modern Slavery Prevention Framework. This Framework provides clear direction for establishing performance indicators and other tools, enabling us to systematically evaluate our practices and drive continuous improvement.

Ero Copper – Modern Slavery Act Report 2024 9 Ero has advanced the following commitments made in its 2023 Modern Slavery Act Report: PROGRESS 2023 REPORT COMMITMENTS Launched a virtual human rights and modern slavery training program Develop workforce training and build awareness of the signs of modern slavery Implemented employee training program as a foundation for future training to suppliers Evaluate potential for specialized modern slavery training for chosen suppliers Reviewed and amended our IDD Procedure Assess the frequency and depth of ongoing due diligence processes Completed reviews, resulting in the development of Ero’s Modern Slavery Prevention Framework Review grievance mechanism and governance policies for potential areas of improvement In 2025, Ero will work to continue advancing the implementation of the Modern Slavery Prevention Framework by: • Progressing the implementation of the Modern Slavery Prevention Framework across all operating sites • Expanding mandatory modern slavery training to all employees • Strengthening internal data management controls and processes • Establishing performance and effectiveness indicators REMEDIATION During the reporting period, Ero did not identify modern slavery - related matters that required remediation. Should Ero determine that remediation of modern slavery risks or concerns is appropriate, we will seek to act in accordance with our Modern Slavery Prevention Framework and international best practices considering the health, safety, dignity, and economic well - being of affected stakeholders. STATEMENT OF APPROVAL This Report was approved by Ero Copper Corp.’s Board of Directors on March 6, 2025. In accordance with the requirements of the Fighting Against Forced Labour and Child Labour in Supply Chains Act (“the Act”) and, in particular, section 11 thereof, I attest that I have reviewed the information contained in the Report for the entity or entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the Report is true, accurate, and complete in all material respects for the purposes of the Act, for the reporting year ended December 31, 2024. Pursuant to section 11(4)(b)(ii) of the Act, this approval is provided on behalf of Ero Copper Corp. Makko DeFilippo President and Chief Executive Officer, Ero Copper Corp. March 6, 2025

APPENDIX: CORPORATE STRUCTURE


ERO COPPER CORP.
(British Columbia)
100%
ERO BRASIL PARTICIPAÇÕES LTDA.
(Brazil)
100%
ERO BRASIL PARTICIPAÇÕES II LTDA.
(Brazil)
100%
ERO GOLD CORP.
(British Columbia)
100%
ERO NICKEL CORP.
(British Columbia)
100%
ERO COPPER (US) LTD.
(Delaware)
Furnas Project Earn-in Agreement
~99.6%
MINERAÇÃO CARAÍBA S.A.
(Brazil)
100%
ERO BRASIL SERVIÇOS DE GEOLOGIA LTDA.
(Brazil)
~97.6%
NX GOLD S.A.
(Brazil)
100%
Xavantina Operations
100%
MINERAÇÃO BOA ESPERANÇA S.A.
(Brazil)
100%
Caraíba Operations
100%
Tucumã Operation

Ero Copper – Modern Slavery Act Report 2024 10

Ero Copper Corp. | Suite 1050 – 625 Howe St. Vancouver, BC V6C 2T6 Canada t: +1 604 449 9244 | www.erocopper.com | TSX: ERO | NYSE: ERO